# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HAWAIIAN ELECTRIC INDUSTRIES INC, CIK 0000354707
CUSIP: 419870100
Title of class of securities: COM
Address of issuer's principal executive offices: 1001 BISHOP STREET, SUITE 2900, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 12/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001770583

## Reporting persons
- Arena Holdings Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,554,877; shared voting power 0; sole dispositive power 10,554,877; shared dispositive power 0; aggregate amount beneficially owned 10,554,877 (6.1% of the class)
- Feroz Dewan: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); sole voting power 10,554,877; shared voting power 0; sole dispositive power 10,554,877; shared dispositive power 0; aggregate amount beneficially owned 10,554,877 (6.1% of the class)

## Item 1. Issuer
Name of issuer: HAWAIIAN ELECTRIC INDUSTRIES INC
Address of issuer's principal executive offices: 1001 BISHOP STREET, SUITE 2900, HONOLULU, HAWAII, 96813.

## Item 2. Person Filing
Name of person filing: Arena Holdings Management LLC and Feroz Dewan
Address of principal business office or, if none, residence:
119 Fifth Avenue, 8th Floor
New York, NY 10003
Citizenship:
Arena Holdings Management LLC - Delaware
Feroz Dewan - India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,554,877
Percent of class: 6.1%
Sole power to vote or to direct the vote: 10,554,877
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,554,877
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held under Arena Holdings Group LP, to which Arena Holdings Management LLC serves as Administrative Manager. Accordingly, Arena Holdings Group LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Holdings Management LLC: Bryan Allman, Chief Financial Officer (12/10/2025)
- Feroz Dewan: Feroz Dewan, Individually (12/10/2025)